

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 15, 2023

Ali Vezvaei
Chairperson
Next.e.GO B.V.
Lilienthalstraße 1
52068 Aachen, Germany

>   **Re: Next.e.GO B.V.**
>   **Amendment No. 7 to Registration Statement on Form F-4**
>   **Filed September 11, 2023**
>   **File No. 333-270504**

Dear Ali Vezvaei:

    We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

    Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

    After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our August 31, 2023 letter.

Amendment No. 7 to Registration Statement on Form F-4

Adjustment (13.2), page 213

1.   We note your response to prior comment 2 related to the unvested earnout for 20,000,000 TopCo Shares. Please explain in detail your basis for considering this earn-out as share-based payments with equity classification, citing specific guidance that was applied. As part of your response, tell us your consideration of the guidance outlined in IAS 32 and the reason(s) for why the earn-out does not meet the definition of a financial liability and should not be classified accordingly within your financial statements.

Adjustment (15), page 213

2.   We note from your response to prior comment 2 related to the issuance of 3,000,000 TopCo shares pursuant to the Settlement Agreement with the parties to the Bridge Financing you have recorded a financial instrument for the fair value of TopCo shares in excess of $3 million as a financial instrument. We also note that the Company will not receive any payment from the lender unless the lender decides to sell its shares for a net proceeds above $3 million. In this regard, please tell us in greater detail why you believe it is appropriate to classify the excess on the balance sheet (i.e. financial instrument) and provide your basis for doing so, including the authoritative accounting guidance which supports your treatment. As part of your response, also tell us what, if any, other views were considered by management as part of determining the appropriate treatment.

        You may contact Eiko Yaoita Pyles at 202-551-3587 or Jean Yu at 202-551-3305 if you have questions regarding comments on the financial statements and related matters. Please contact Erin Donahue at 202-551-6063 or Geoffrey Kruczek at 202-551-3641 with any other questions.

                                        Sincerely,

                                        Division of Corporation Finance
                                        Office of Manufacturing

cc: Clemens Rechberger